EXHIBIT 99.1

SafeStop Enjoys Strong Start to 2016-2017 School Year

Market Expansion, New Features, and 100% Customer Retention Boost App’s Demand

CHARLESTON, S.C., Sept. 29, 2016 (GLOBE NEWSWIRE) -- SafeStop, the industry’s leading school bus tracking app, has enjoyed a robust start to the 2016-2017 school year with significant geographic expansion, continued strong subscriber rates, and new features including a streamlined user interface.

The Company started the school year with an impressive 100% customer renewal rate among its core, K-12 clients. “SafeStop continues to be the new normal in the school transportation industry,” stated Patrick Gallagher, Director of Sales for SafeStop. “The app was initially created with parents in mind, but we very quickly found that this was not just a service to which parents can subscribe, but also a powerful system for school districts. Our SafeStop Analytics platform is the ultimate tool for Transportation Directors everywhere. It’s easy to use and provides reliable data that can save money, identify where transportation improvements can be made, and ultimately create a smoother running operation. Both parents and administrators are telling us that once they have it, they can’t imagine life without it.”

SafeStop’s client roster has significantly expanded, nearly tripling year-over-year with the goal of recognizing similar growth rates throughout the 2017-2018 school year. Today, SafeStop is in 16 states in the U.S. and on the eve of launching operations with its first client in Canada, with several more in the pipeline across the greater Toronto area. New focus markets include New England, large population centers in the Midwest such as Chicago, and the West Coast, particularly with notable add-ons to existing markets such as the greater Los Angeles area where now more than forty schools are using the SafeStop app.

“It’s been a rewarding year in terms of media coverage and publicity and we still have a lot of ground to cover,” added Gallagher. “There are over 36 million parents who have children riding a school bus each and every day. That is our target market and what we are striving towards.” SafeStop has been featured in the leading industry trade publications School Transportation News and School Bus Fleet, as well as featured in Parents magazine, other parenting and lifestyle magazines, and television superstations such as KTLA in Southern California along with many local new stations and newspapers in other markets. Gallagher continued, “Much of this attention has been driven by the new features that SafeStop is rolling out with the new school year, most notably including the integration of Google Maps, which will improve the Expected Arrival Time function of the app by incorporating traffic and other data collected by Google, as well as a refreshed and simplified user interface.”

In addition, administrators continue to endorse and utilize SafeStop Analytics, the central hub from which fleet data, vehicle performance, and system service levels can be easily managed and analyzed to enhance the efficiency of the school’s or district’s transportation system. As parents and school officials alike use SafeStop and see its value, they are demanding that it becomes part of their transportation service.

SafeStop is available throughout the U.S. and Canada and is compatible with any transportation provider, any GPS hardware, and any routing software. The service provides flexible payment options with the ability to be school-funded or school-subsidized with a small monthly fee to parents. Pro-rated launch prices and monthly plans are available so that schools and districts can start using the app anytime during the school year.

To learn more about the SafeStop app, receive pricing, or schedule an online demo, please visit www.SafeStopApp.com.

About SafeStop
SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013 by a transportation solutions provider with vast experience in the industry, SafeStop app provides a secure registration process, real-time map feature, estimated times of arrival, student scanning, SafeStop Analytics and an alerts and messaging center for its users. The app brings timely, accurate and valuable information to parents and school officials across North America. For more information, visit www.SafeStopApp.com.

For more information:
Patrick Gallagher
Director of Sales
800.843.8936
pgallagher@safestopapp.com